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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                September 4, 2001

                             SAP AKTIENGESELLSCHAFT
            SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
             (Exact name of registrant as specified in its charter)

                                 SAP CORPORATION
              SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
                 (Translation of registrant's name into English)

                                Neurottstrasse 16
                                 69190 Walldorf
                           Federal Republic of Germany
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F [X]                       Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes       [ ]                       No        [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-       .
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                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

                                    FORM 6-K

On August 24, 2001 SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"), issued a Press Release announcing the conclusion of its additional investment in Commerce One Inc., (the "Press Release"). The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

                                    EXHIBITS

Exhibit No.                             Exhibit
-----------                             -------
99.1                                    Press Release dated August 24, 2001.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             SAP AKTIENGESELLSCHAFT SYSTEME,
                                             ANWENDUNGEN, PRODUKTE IN DER
                                             DATENVERARBEITUNG
                                             (Registrant)



                                             By: /s/ Henning Kagermann
                                                --------------------------------
                                             Name:  Prof. Dr. Henning Kagermann
                                             Title: CEO and Co-Chairman



                                             By: /s/ Werner Brandt
                                                --------------------------------
                                             Name:  Dr. Werner Brandt
                                             Title: CFO



Date: September 4, 2001

                                  EXHIBIT INDEX


Exhibit No.                              Exhibit
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99.1                                     Press Release dated August 24, 2001.